

October 25, 2013

<u>Via E-mail</u>
Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

> **Re: DTS, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 000-50335**

Dear Mr. Kirchner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Part I</u>

<u>Item 1. Business</u>

<u>Licensing to Customers, page 17</u>

1.   You state that Sony Corporation and Samsung Electronics Co., Ltd. each accounted for more than 10% of total revenues for the year ended December 31, 2012. Please expand your disclosure to discuss the key terms of each of these license agreements. Provide us with an analysis of whether you are substantially dependent on your license agreements with Sony and Samsung. If you conclude that you are substantially dependent on these

license agreements, please file them as exhibits. See Item 601(b)(10)(ii)(B) of
Regulation S-K.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, Continuing and Discontinued Operations, page 52

2.   We note from your disclosure on page 85 that the company has indefinitely reinvested
        $42 million of its undistributed earnings from certain foreign subsidiaries and has not
        indefinitely reinvested the undistributed earnings from the Chinese subsidiary. Tell us
        what consideration you gave to disclosing the amount of cash and investments that are
        currently held outside of the U.S. separately for jurisdictions subject to and not subject to
        permanent reinvestment and the impact of repatriating the undistributed earnings of
        foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of
        SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 6 - Business Combinations, page 76

3.   We note your disclosure indicates that the purchase price allocation was based on
        preliminary estimates and valuations of independent consultants and the company.
        Please describe what consideration you gave to Question 141.02 of the Compliance and
        Disclosure Interpretations: Securities Action Sections as issued by the Division of
        Corporation Finance.

Note 11 - Income Taxes, page 85

4.   We note your disclosure on page 85 indicates you have calculated the foreign income tax
        of $404K for the Chinese portion of undistributed earnings but you have not provided the
        deferred taxes on the remaining undistributed earnings of foreign subsidiaries as this
        portion is indefinitely reinvested. Please tell us what consideration you gave to providing
        this quantitative disclosure, or disclosing that such determination is not practicable.

5.   We note that the effect of varying foreign tax rates appears to increase your effective tax
        rate by 20% for the year ended December 31, 2012. Tell us what consideration you gave
        to disclosing the foreign countries that most significantly impacted your foreign tax rate

differential, the tax rates in these countries and the reasons for significant changes in your foreign rate differential as compared to prior periods.

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 101 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 24, 2013)

Nominees for the Term Expiring at the Annual Meeting of Stockholders in 2016, page 4

6.   Identify the public companies for which Mr. Ballard served as a director during the past five years, and indicate the dates of his service. Refer to Item 401(e)(2) of Regulation S-K. To the extent his service as a director of public companies precedes the five-year period, please consider disclosing such service.

Executive Compensation and Other Matters

Compensation Discussion and Analysis

Target Award Opportunities, page 45

1.   Please tell us what specific individual performance factors your compensation committee evaluated when determining target award opportunities. Also, tell us what individual performance factors you evaluated in increasing the target opportunities for Messrs. Towne and Welcher.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Laura Veator, Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief